)6278

REGISTERED

NUMBER

R

REGISTERED

CPI

CAPITAL PROPERTIES, INC.

5% Dividend Notes Due 2022

SEE REVERSE FOR
CERTAIN DEFINITIONS

CUSIP 140430 AA 7

On and subject to the terms and conditions contained herein promises to pay to

5%
DUE
2022

SPECIMEN

, or registered assigns, the principal sum of

Dollars on December 26, 2022.

REGISTERED

Interest Payment Dates: December 15 and June 15.
Record Dates: December 1 and June 1.

Dated:

REGISTRAR'S CERTIFICATE OF AUTHENTICATION
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
(Brooklyn, NY)

By

Authorized Officer



CAPITAL PROPERTIES, INC. CORPORATE SEAL 1983 RHODE ISLAND

CAPITAL PROPERTIES, INC.

Attest

By

Barbara J. Dreyer

TREASURER

Robert H. Eder

PRESIDENT

5% Dividend Notes Due 2022

1. INTEREST

CAPITAL PROPERTIES, INC., a Rhode Island corporation (the "Company"), for value received, hereby promises to pay interest on the principal amount of this Dividend Note (the "Note") at 5% per annum from December 27, 2012 until maturity, payable semi-annually in arrears on the fifteenth day of December and June in each year, or if such day is not a Business Day, on the next succeeding Business Day (each such date, an "Interest Payment Date"). Interest on Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the issuance, provided that the first Interest Payment Date shall be June 15, 2013. The Company will pay interest, from time to time on demand at the interest Date on the Notes (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company may defer any interest payment for not more than twelve months on the approval of the holders of Notes representing 66.67% of the outstanding principal balance of the Notes. A "Business Day" means a day of the year other than (a) a Saturday or Sunday, (b) a day on which commercial banks located in New York City are required or authorized to remain closed or (c) a day on which the New York Stock Exchange is closed.

2. METHOD OF PAYMENT

The Company will pay interest on the Notes to those Persons who are registered holders of the Notes (the "Holders") at the close of business on each June 1 and December 1 of each year (whether or not a Business Day), even if such Notes are canceled after such record date and on or before the first Interest Payment Date. Payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of the Holders, and provided that payment by wire transfer of immediately available funds will be required with respect to all interest payments on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Such payments shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. A "Person" means any individual, firm, association, corporation, partnership (including without limitation, any general and limited partnership), limited liability company, joint venture, estate, trust, public or governmental body, and other legal entities.

3. PAYING AGENT AND REGISTRAR

Initially, American Stock Transfer & Trust Company shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its subsidiaries may act in any such capacity.

4. OPTIONAL REDEMPTION

The Notes will be redeemable at par at the Company's option at any time and from time to time in whole or in part. In the event less than all of the Notes are redeemed in full, the amount of the redemption shall be allocated amongst the outstanding Notes in the ratio that the principal balance of each Note bears to the outstanding principal balance of the Notes as a whole, provided that in applying the ratio as aforesaid it shall be done in a manner so that the amount redeemed with respect to any Note is a whole dollar amount.

5. MANDATORY REDEMPTION

Upon the sale of all or any portion of the Company's real property or the real property of any Company subsidiary, the Company shall within 90 days of the completion of such sale redeem that amount of Notes equal to the maximum amount of the Net Proceeds that when divided by 100 results in a whole number. In the event the Net Proceeds are less than the outstanding principal balance of the Notes, the Net Proceeds shall be allocated amongst the outstanding Notes in the ratio that principal balance of each Note bears the outstanding principal balance of the Notes as a whole, provided that in applying the ratio as aforesaid it shall be done in a manner so that the amount redeemed with respect to any Note is a whole dollar amount. Notes transferred after the Redemption Date shall be reissued by the Company in an amount equal to the principal balance then outstanding after giving effect to the redemption. For purposes of this Section 5, "Net Proceeds" means the gross cash proceeds received by the Company as the result of sale of real property less the sum of (a) the expenses of sale, (b) the Federal and state taxes incurred as a result of the sale and (c) the amount of the gross cash proceeds used by the Company to pay in whole or in part financial institution debt secured by a mortgage on its real property, regardless of whether such mortgage encumbered the property sold.

6. NOTICE OF REDEMPTION

Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address. On and after any Redemption Date, interest ceases to accrue on the Notes or portions thereof called for redemption.

7. DENOMINATIONS, TRANSFER, EXCHANGE

The Notes are in registered form without coupons. Notes shall be registered and may be transferred only on the books of the Company. The Registrar and the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a Redemption Date or for the period between a record date and the corresponding Interest Payment Date.

8. PERSONS DEEMED OWNERS

The registered Holder of a Note may be treated as its owner for all purposes.

9. COMPANY COVENANT

Until maturity of the Notes, the Company shall not, nor permit any subsidiary to, mortgage or grant a security interest in any of the Company's Capital Center District real property or the real property owned by its subsidiaries; provided that the Company may mortgage or grant a security interest in those parcels of real property owned by the Company referred to as Parcels 5 and 3S in the Capital Center District, Providence, Rhode Island and, provided further, the Company or any subsidiary may grant any mortgage otherwise prohibited hereunder if the granting of such mortgage is approved by the Holders of at least 66.67% of the then outstanding principal balance of the Notes.

10. AMENDMENT, SUPPLEMENT AND WAIVER

(a) Except as otherwise provided, the Notes and any related documents or agreements may be amended or supplemented with the consent of the Holders of at least 66.67% in principal amount of the then outstanding Notes voting as a single class, and any existing default or compliance with any provision of the Notes and any related documents or agreements may be waived with the consent of Holders of at least a majority in principal amount of the then outstanding Notes voting as a single class.

(b) Without the consent of any Holder of Notes, the Company may amend or supplement the Notes and any related documents or agreements for the following purposes:

(i) to cure any ambiguity, defect or inconsistency, to provide for uncertified Notes in addition to or in place of certified Notes;

(ii) to provide for the assumption of the Company's obligations to the Holders of the Notes in case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(iii) to make any change that would provide for additional rights or benefits to the Holders of the Notes or does not adversely affect the rights of any such Holder.

11. DEFAULTS AND REMEDIES

(a) The Events of Default include:

(i) Default for 30 days in the payment, when due, of interest on the Notes;

(ii) Default in payment, when due, of the principal of the Notes;

(iii) Failure by the Company to comply with Section 10 hereof;

(iv) Default under any existing mortgage, indenture, or instrument or which hereafter may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its subsidiaries) whether such indebtedness now exists, or is created after the date hereof, which default is (A) caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of any applicable grace period on the date of such default (a "Payment Default") or (B) results in the acceleration of such indebtedness prior to its express maturity;

(v) Failure by the Company or any of its subsidiaries to pay final judgments aggregating in excess of $1.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(vi) If the Company shall voluntarily file for relief under any bankruptcy, insolvency or other debtor relief statute enacted by any state or the United States Bankruptcy Code, or any involuntary proceeding shall be filed against the Company under any such statute and not discharged within 120 days, or if the Company shall make an assignment for the benefit of creditors or admit that it is insolvent.

(b) If any Event of Default occurs and is continuing, the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. The Holders of a majority in aggregate principal amount of the Notes by notice to the Company may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default except a continuing Default in the payment of interest on or principal of the Notes.

12. NO RECOURSE AGAINST OTHERS

A director, officer, employer, incorporator or shareholder of the Company, as such, shall not have any liability for any obligations of the Company under the Notes or any related agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

13. ABBREVIATIONS

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not tenants in common), CUST (= custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

14. AUTHENTICATION

This Note shall not be valid or obligatory for any purpose until authenticated by the manual signature of the Company or an authenticating agent.

15. CUSIP AND ISIN NUMBERS

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Company may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

ASSIGNMENT FORM

To assign this Note, fill in the form below

(I) or (we) assign and transfer this Note to:

____

(Insert assignee's social security or tax I.D. number)

____

____

____

(Print or type assignee's name, address and zip code)

and irrevocably appoint ____________________________ agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Dated: ____________________ Signature: ____________________

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee: ____________________________